FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                              As at August 31, 2003

                               CIK Number 1095847

                             ROCKWELL VENTURES INC.

                       800 West Pender Street, Suite 1020

                           Vancouver, British Columbia

                                 Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
                       Regulation S-T Rule 101(b)(1): ____

   Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the
                Commission pursuant to rule 12g3-2(b) under the

                        Securities Exchange Act of 1934.

                                Yes [ ] No [ X ]

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            By: /s/ Jeffrey R. Mason
               Director and Chief Financial Officer and Secretary

                              Date: August 31, 2003

     * Print the name and title of the signing officer under his signature.

                             ROCKWELL VENTURES INC.

                                QUARTERLY REPORT

                                 AUGUST 31, 2003

--------------------------------------------------------------------------------
                       MANAGEMENT DISCUSSION AND ANALYSIS

Rockwell Ventures Inc. ("Rockwell" or the "Company") is a natural resource company engaged in the exploration of mineral properties. The Company holds a 100% interest in the Ricardo Property in the Republic of Chile.

The Ricardo Property is a porphyry copper prospect located near Calama, Chile. The property is situated on the West Fissure, a structural trend that hosts a number of porphyry copper deposits, including Corporaction National del Cobre de Chile's ("Codelco", Chile's national mining company) large operation called the Chuquicamata Mine. Rockwell's wholly-owned subsidiary Minera Ricardo Resources Inc. S.A. ("Minera Ricardo") has obtained a provisory mining easement and has applied for two other easements plus an injunction in an attempt to prevent Codelco from building a housing project and infrastructure over the Company's mining rights, or alternatively to receive fair compensation from Codelco. Rockwell intends to continue to contact and negotiate with Codelco to resolve the impasse. The Company is optimistic that further exploration work, financed by Rockwell or in conjunction with other partners, will identify one or more deposits on the Ricardo Property.

In fiscal 2004, Rockwell will also seek to acquire a new mineral exploration project to complement its Ricardo property, possibly with the assistance of Hunter Dickinson Inc. ("HDI"), an experienced exploration and development firm with in-house geologists, engineers, and environmental and financial specialists.

MARKET TRENDS

Copper prices have increased in 2003; copper has been trading at over US$0.80/lb since the beginning of September 2003. Prices are expected to continue to increase in 2004 as global economic conditions improve.

FINANCIAL REVIEW

At August 31, 2003, Rockwell had a working capital deficiency of $261,859, as compared to a positive working capital of $537,674 in the same quarter of the previous fiscal year. The Company had 55,199,275 common shares issued and outstanding at the end of the first quarter of fiscal 2004. At the Company's annual general meeting held in November 2002, shareholders approved an increase in the authorized share capital from 100,000,000 to 200,000,000 common shares without par value.

In the first quarter of fiscal 2004,  the $70,000  reclamation  deposit that was
held  in   trust   pursuant   to  an   agreement   with   Falconbridge   Limited
("Falconbridge") on the Haut Plateau property was returned to the Company.

At August 31, 2003, the Company is committed to incur, on a best-efforts basis, approximately $197,000 in qualifying Canadian exploration expenditures pursuant to a flow-through private equity placement.

Management estimates that approximately $600,000 will be needed to maintain its corporate status and assets over the ensuing 12-month period, excluding property activities. Management recognizes that Rockwell must generate additional resources for Rockwell's operations and exploration activities to continue. If the Company is not successful in obtaining such financing, it will need to curtail its operations.

The Company will endeavour to negotiate a funding arrangement, in the form of an equity purchase, joint venture, loan or some combination thereof, which may be supplemented by a public or private share offering to existing or new shareholders. There can be no certainty as to the outcome of any such arrangement.

RESULTS OF OPERATIONS

The Company's operating loss for the current quarter is $127,612, as compared to $142,430 in the same quarter of the previous fiscal year. Expenses for the quarter totaled $128,045, comparable to $126,371 in the first quarter of fiscal 2003.

The expenses for the first quarter of fiscal 2004 were related to exploration and administration. All exploration expenditures that totaled $80,290 were on the Ricardo property, including $28,290 for legal fees in Chile, $11,319 for site salaries, $10,570 for property fees and $14,469 for geological wages. The main administrative expenses for the quarter were $19,484 for salaries, $11,602 for consulting fees and $14,579 for insurance.

RELATED PARTY TRANSACTIONS

Hunter  Dickinson  Inc.  ("HDI") of  Vancouver,  British  Columbia  carries  out geological, corporate development, investor services, administrative and management activities, and incurs third party expenses on behalf of the Company on a full cost-recovery basis. In the first quarter of fiscal 2004, Rockwell paid HDI $32,050, as compared to $59,588 during the first quarter of the previous fiscal year. The Company currently has accounts payable to HDI of $264,938.

Euro-American Capital Corporation, a company controlled by a director of the Company, provided management and advisory services to the Company amounting to $6,715 during the quarter as compared to $5,452 during the same quarter of the previous fiscal year.

                   ROCKWELL VENTURES INC.
             CONSOLIDATED FINANCIAL STATEMENTS

             THREE MONTHS ENDED AUGUST 31, 2003

              (Expressed in Canadian Dollars)

                        (Unaudited)

ROCKWELL VENTURES INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
================================================================================
                                                August 31, 2003     May 31, 2003
                                                    (unaudited)        (audited)
--------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and equivalents .........................    $     8,207     $    18,536
  Marketable securities (note 5) ...............          8,400           8,400
  Amounts receivable and prepaid ...............         76,445          24,820
  Reclamation deposit (notes 6(c) and 11) ......           --            70,000
--------------------------------------------------------------------------------
                                                         93,052         121,756

SECURITY DEPOSIT (note 6(a)) ...................         28,935          28,935
MINERAL PROPERTY INTERESTS (note 6) ............         46,857          46,857
--------------------------------------------------------------------------------
                                                    $   168,844     $   197,548
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities .....    $    89,973     $    11,089
  Due to related parties (note 9) ..............        264,938         244,914
--------------------------------------------------------------------------------
                                                        354,911         256,003
SHAREHOLDERS' DEFICIT
Share  capital  (note 8) .......................      8,697,652       8,697,652
Deficit ........................................     (8,883,719)     (8,756,107)
--------------------------------------------------------------------------------
                                                       (186,067)        (58,455)

Nature and continuance of operations (note 1)
--------------------------------------------------------------------------------
                                                    $   168,844     $   197,548
================================================================================

The accompanying notes are an integral part of these consolidated financial statements


Approved by the Board of Directors

/S/ RONALD W. THIESSEN                             /S/ JEFFREY R. MASON

Ronald W. Thiessen                                 Jeffrey R. Mason
Director                                           Director

ROCKWELL VENTURES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
(Unaudited)
================================================================================
                                                    THREE MONTHS ENDED AUGUST 31
                                                    ----------------------------
                                                         2003               2002
--------------------------------------------------------------------------------

EXPENSES
    Exploration (note 7) .......................   $     80,290    $     53,536
    Legal, accounting and audit ................            842             170
    Office and administration ..................         45,951          54,047
    Shareholder communications .................            268           6,431
    Trust and filing ...........................            812             396
    Travel and conferences .....................            242          11,791
--------------------------------------------------------------------------------
                                                        128,405         126,371
--------------------------------------------------------------------------------
OTHER ITEMS
    Exchange loss (gain) .......................            762            (366)
    Interest income ............................         (1,555)           (392)
    Write-down of marketable securities ........           --            16,817
--------------------------------------------------------------------------------
                                                           (793)         16,059
--------------------------------------------------------------------------------
LOSS FOR THE PERIOD.............................   $   (127,612)   $   (142,430)
================================================================================

BASIC AND DILUTED LOSS PER COMMON SHARE.........   $      (0.00)   $      (0.00)
================================================================================

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING....................     55,199,275      54,176,357
================================================================================

CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in Canadian Dollars)
================================================================================
                                                    THREE MONTHS ENDED AUGUST 31
                                                    ----------------------------
                                                         2003               2002
--------------------------------------------------------------------------------
Deficit,  beginning of period,  as restated  ......$   (8,756,107) $ (7,901,799)
Loss for the period  ..............................      (127,612)     (142,430)
--------------------------------------------------------------------------------
DEFICIT, END OF PERIOD, AS RESTATED    ............$   (8,883,719) $ (8,044,229)
================================================================================

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited)
================================================================================
                                                    THREE MONTHS ENDED AUGUST 31
                                                    ----------------------------
Cash provided by (applied to):                                 2003         2002
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
   Loss for the period ...............................   $(127,612)   $(142,430)
   Item not affecting cash:
     Write-down of marketable securities .............        --         16,817
   Changes in non-cash working capital items:
     Amounts receivable and prepaids .................     (51,625)      64,378
     Accounts payable and accrued liabilities ........      78,884      (92,793)
--------------------------------------------------------------------------------
   Cash used in operating activities .......... ......    (100,353)    (154,028)
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Reclamation deposit ...............................      70,000         --
--------------------------------------------------------------------------------
   Cash provided by investing activities .............      70,000         --
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Due to related parties ............................      20,024      333,632
   Issuance of share capital, net of issue costs .....        --        186,002
--------------------------------------------------------------------------------
   Cash provided by financing activities .............      20,024      519,634
--------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND EQUIVALENTS
  DURING THE PERIOD                                        (10,329)     365,606
Cash and equivalents, beginning of period ............      18,536       41,755
--------------------------------------------------------------------------------
CASH AND EQUIVALENTS, END OF PERIOD ..................   $   8,207    $ 407,361
================================================================================

SUPPLEMENTAL DISCLOSURE:

   Interest paid during the period ...................   $    --      $    --
   Income taxes paid during the period ...............   $    --      $    --

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC.
Notes to Consolidated Financial Statements
For the period ended August 31, 2003
(Expressed in Canadians Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

     Rockwell Ventures Inc. (the "Company") is incorporated under the Company Act of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Chile and have been in Canada and Brazil.

     These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred operating losses since inception and currently has a working capital deficit. Consequently the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration programs. However, there can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.   BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd., 639154 BC Ltd. and Minera Ricardo Resources Inc. S.A., and for the year ended May 31, 2001 N3C Resources Inc., N4C Resources Inc. and Rockwell Mineracao Limitada. All material intercompany balances and transactions have been eliminated upon consolidation.

     The Company's subsidiary Minera Ricardo Resources Inc. S.A. ("Ricardo") was incorporated on August 5, 1997 under the laws of Chile and commenced active business on January 1, 1998.

     In March 2000, the Company incorporated two subsidiaries, N3C Resources Inc. ("N3C") and N4C Resources Inc. ("N4C") under the laws of the Cayman Islands. Rockwell Mineracao Limitada ("Mineracao"), a wholly-owned subsidiary of N4C Resources Inc., was incorporated on March 23, 2000 under the laws of Brazil. N4C Resources Inc. held 99.90% of the shares of Rockwell Mineracao Limitada and N3C Resources Inc. held the remaining 0.10% of the shares. In January 2002, the Company sold its interests in N3C, N4C and Mineracao for 120,000 free trading common shares of Geostar Metals Inc. at a then-fair-value of $0.25 per share, or net proceeds of $30,000 (note
     5).

3.   SIGNIFICANT ACCOUNTING POLICIES

(a)  USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

(b)  CASH AND EQUIVALENTS

     Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(c)  MARKETABLE SECURITIES

     Marketable securities are recorded at the lower of cost and quoted market value.

(d)  RECLAMATION DEPOSITS

     Reclamation deposits are recorded at cost.

(e)  MINERAL PROPERTY INTERESTS

     The acquisition costs of mineral properties are deferred until the property is placed into production, sold or abandoned or management has determined there to have been an impairment in value. These deferred acquisition costs will be amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the property is sold, allowed to lapse or abandoned.

     Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest. Costs for properties to which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred, or until a feasibility study has determined that the property is capable of commercial production.

     Exploration costs and option payments are expensed in the period incurred.

     Administrative expenditures are expensed in the period incurred.

(f)  VALUES

     The amounts shown for the mineral property interests represent costs accumulated to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recoverability of current and future ore reserves, of which the Company currently has none.

(g)  ENVIRONMENTAL AND RECLAMATION COSTS

     Environmental, reclamation and site restoration costs are charged to operations in the period incurred.

(h)  FOREIGN CURRENCY TRANSLATION

     All of the Company's foreign operations are integrated.

     Monetary assets and liabilities of the Company's integrated foreign subsidiaries are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

     Foreign exchange gains or losses are expensed.

(i)  SHARE CAPITAL

     Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

     The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

     Share issue costs are deducted from share capital.

(j)  STOCK-BASED COMPENSATION

     The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after June 1, 2002, using the fair value method.

     Under the fair value method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

     No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards. Consideration paid by employees upon the exercise of stock options is credited to share capital. If applicable, the Company presents in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for employee non-cash stock-based compensation awards.

     Under the fair value method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(k)  FUTURE INCOME TAXES

     The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(l)  LOSS PER SHARE

     Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

     Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

     Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

     At August 31, 2003, a total of 3,777,125 potentially dilutive shares were excluded from the determination of diluted loss per share.

(m)  COMPARATIVE FIGURES

     Certain of the prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

4.   CHANGE IN ACCOUNTING POLICY

     During the fiscal year ended May 31, 2002, the Company changed its method of accounting for mineral property exploration costs from deferring expenditures, pending a decision as to the commercial viability of a property, to expensing such costs until the completion of a feasibility study. This change was applied retroactively with restatement of all prior periods presented.

     As a result of the change in accounting policy, adjustments were made to the Consolidated Statements of Operations and Deficit as follows:

    ============================================================================
    CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
    For the years ended May 31                                2002          2001
    ----------------------------------------------------------------------------

    Deficit, beginning of year as previously reported  $ 5,245,773  $   907,698
    Exploration costs expensed                             902,662    1,106,595
    ----------------------------------------------------------------------------
    Deficit, beginning of year as restated               6,148,435    2,014,293
    ----------------------------------------------------------------------------

    Loss for the year as previously reported             1,753,364    4,338,075
    Exploration costs expensed                                -        (203,933)
    ----------------------------------------------------------------------------
    Loss for the year as restated                        1,753,364    4,134,142
    ----------------------------------------------------------------------------

    Deficit, end of year as restated                   $ 7,901,799  $ 6,148,435
    ============================================================================

5.  MARKETABLE SECURITIES

    Marketable securities are comprised of the following:

    ============================================================================
                                                      August 31,         May 31,
                                                            2003            2003
    ----------------------------------------------------------------------------
    Carrying value and market value, Geostar Metals Inc.,
       120,000 (May 31, 2003 - 120,000) common shares     $8,400         $8,400

    ============================================================================

6.  MINERAL PROPERTY INTERESTS

    ============================================================================
                                 Ricardo   Haut Plateau   Pedra Branca
    ACQUISITION COSTS           Property       Property       Property     Total
    ----------------------------------------------------------------------------
    Balance at August 31, 2003
    and May 31, 2003           $  46,857   $          -   $          - $  46,857
    ============================================================================

     Title to mining properties involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to all of its mineral properties and, to the best of its knowledge and belief, titles to all of its properties are in good standing.

(a)  RICARDO PROPERTY, CHILE

     The Company holds a 100% interest in certain mineral exploration and exploitation concessions totaling approximately 16,400 hectares in the Calama Mining District in Chile. The Corporacion Nacional del Cobre de Chile ("Codelco"), the Chilean national copper company, is currently erecting housing and other infrastructure in certain areas of the Ricardo Property, as part of a relocation project of its workers at Chuquicamata. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, in November 2002 the Company applied for several easements on its Ricardo Property, and an injunction to prevent Codelco from further developing its construction project over the Company's mining rights. These matters are before the law courts of Chile. Pursuant to the terms of the easement application, a refundable deposit of 15 million Chilean pesos ($28,935) was lodged with the authorities.

     The Company continues to maintain the Ricardo Property in good standing.

(b)  FOX RIVER PROPERTY, CANADA

     On June 6, 2001, the Company obtained the right, subject to the fulfillment of certain conditions, to acquire from Hunter Dickinson Group Inc. ("HDGI"), a related party by virtue of certain directors in common, HDGI's option to earn a 60% participating joint venture interest in the 314,000 hectare Fox River property located in Manitoba from Falconbridge Limited ("Falconbridge"). Consideration for the assignment was reimbursement to HDGI of its actual costs as at June 6, 2001 of approximately $800,000 and the issuance to HDGI of 2,000,000 Rockwell common share purchase warrants exercisable at $0.40 per share for two years.

     On November 15, 2001, due to the uncertainty of securing sufficient financing in time to meet the first year earn-in requirements, the Company entered into a property reorganization agreement with HDGI and Amarc Resources Ltd. ("Amarc"), both non-arm's-length parties by virtue of certain directors in common, pursuant to which Amarc took over the Fox River project from the Company by assuming exploration costs of approximately $2.5 million incurred by HDGI on its most recent exploration work programs. The Company cancelled the proposed issuance of 2,000,000 share purchase warrants to HDGI and Amarc agreed to issue to the Company up to 1,000,000 Amarc common share purchase warrants in tranches of 200,000 warrants upon completion of each $2.5 million of expenditures on the Fox River Property. The initial 200,000 warrants, which were received December 31, 2001, are exercisable at $1.00 until December 31, 2003. On January 10, 2003, Amarc terminated its option on the Fox River Property. Accordingly, there were no further warrants issued or issuable by Amarc relating to this property.

(c)  HAUT PLATEAU PROPERTY, CANADA

     On November 15, 2001, the Company entered into an assignment agreement with HDGI, whereby HDGI agreed to assign to the Company for nominal consideration its earn-in option from Falconbridge Limited on a nickel-copper-cobalt discovery located in eastern Canada. The Company had the right to operate and, at its option, acquire a 60% participating joint venture interest in the property by incurring $10 million in staged exploration expenditures by April 30, 2006. The first $1 million of expenditures, inclusive of a $70,000 reclamation deposit, was to be expended by May 31, 2002, which date was extended and the Company subsequently fulfilled the first year earn-in requirements during the year ended May 31, 2003. Upon the Company earning a 60% interest, a joint venture was to be formed with each party paying its proportionate share of expenses. Falconbridge had a back-in right to convert its 40% interest to a 60% interest by completing and funding a positive bankable feasibility study and arranging the financing and requisite completion guarantees for development of a mine.

     The Company considered the results from its exploration programs and decided in November 2002 to terminate its option to earn a 60% participating joint venture interest from Falconbridge Limited. At May 31, 2003 the Company had $70,000 held in trust as a reclamation deposit. On June 11, 2003 this deposit was returned to the Company (note 11).

7.   EXPLORATION EXPENSES

     ===============================================================================================================================
                                                                Ricardo                      Three months ended           Year ended
                                                               Property               Other     August 31, 2003         May 31, 2003
     -------------------------------------------------------------------------------------------------------------------------------
     Assay and analysis ...........................         $      --           $      --           $      --            $    9,875
     Engineering ..................................                --                  --                  --                 8,963
     Geological ...................................              15,290                --                15,290             145,200
     Graphics .....................................               1,200                --                 1,200              21,500
     Property fees/assessments ....................              17,933                --                18,098             124,225
     Right of way income ..........................                --                  --                  --               (40,104)
     Site activities ..............................              45,867                --                45,867             212,398
     Travel and accommodation .....................                --                  --                  --                   199
     -------------------------------------------------------------------------------------------------------------------------------
     INCURRED DURING THE PERIOD ...................              80,290                --                80,290             482,256
     Cumulative exploration
     expenses, beginning of period ................           1,492,283           4,465,700           5,957,983           5,475,727
     -------------------------------------------------------------------------------------------------------------------------------

     CUMULATIVE EXPLORATION
       EXPENSES,  END OF PERIOD....................         $ 1,572,573         $ 4,465,700          $6,038,273          $ 5,957,983
     ===============================================================================================================================

8.   SHARE CAPITAL

(a)  AUTHORIZED SHARE CAPITAL

     The Company's authorized share capital consists of 200,000,000 common shares, without par value.

(b)  ISSUED AND OUTSTANDING COMMON SHARES
     ===========================================================================
                                                             Number
     COMMON SHARES ISSUED:                        Price    of Shares      Amount
     ---------------------------------------------------------------------------
     Balance May 31, 2001                                 43,772,900   6,983,234
       Private placement January 2002             $0.16    6,545,500     979,407
       Private placement April 2002               $0.16    3,843,750     550,117
     ---------------------------------------------------------------------------
     Balance May 31, 2002                                 54,162,150   8,512,758
       Private placement August 2002 (note 6(d))  $0.20    1,037,125     184,894
     ---------------------------------------------------------------------------
     BALANCE MAY 31, 2003 AND AUGUST 31, 2003             55,199,275 $ 8,697,652
     ===========================================================================

(c)  SHARE PURCHASE OPTIONS

     The Company does not have a formal stock option plan but follows the policies of the TSX Venture Exchange under which it is authorized to grant options for up to 10% of its outstanding shares to officers, directors, employees and consultants. Under the policies, the exercise price of each option equals or exceeds the market price of the Company's stock as calculated on the date of grant. Options granted are for a term of no greater than five years.

     The continuity of share purchase options for the period ended August 31, 2003 is:

     ===============================================================================================================================
                                                  Exercise         May 31                                                  August 31
     Expiry date                                     Price           2003       Granted      Exercised        Expired           2003
     -------------------------------------------------------------------------------------------------------------------------------
     June 11, 2003 .........................         $0.16         27,000             -              -        (27,000)            -
     November 21, 2003 .....................         $0.16        100,000             -              -               -       100,000
     December 20, 2004 .....................         $0.10         45,000             -              -               -        45,000
     April 6, 2005 .........................         $0.16         50,000             -              -               -        50,000
     May 9, 2005 ...........................         $0.10         15,000             -              -               -        15,000
     July 29, 2005 .........................         $0.10              -        30,000              -               -        30,000
     -------------------------------------------------------------------------------------------------------------------------------
                                                                  237,000        30,000              -        (27,000)       240,000

     Weighted average exercise price                           $     0.14     $    0.10       $      -      $    0.16      $    0.12
     ===============================================================================================================================

     Stock-based  compensation

     During the period ended August 31, 2003, the Company granted 30,000 share purchase options to non-employees. The exercise prices of all share purchase options granted during the period were equal to $0.10 and the market prices at the grant dates was $0.04. The compensation costs based on the fair value method of the share purchase options at the grant date using an option pricing model was immaterial.

     The weighted-average assumptions used to estimate the fair value of options granted during the period were:

                Risk free interest rate                3%
                Expected life                   2.0 years
                Expected volatility                   50%
                Expected dividends                    nil

(d)  SHARE PURCHASE WARRANTS

     The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended August 31, 2003 is:

    ================================================================================================================================
                                                      Exercise         May 31                                        August 31
    Expiry date                                          Price           2003    Issued    Exercised     Expired          2003
    --------------------------------------------------------------------------------------------------------------------------------
    July 4, 2003                                         $0.16        147,500         -            -     (147,500)           -
    October 19, 2003 (i)                                 $0.16      2,500,000         -            -           -     2,500,000
    December 27, 2003                                    $0.22      1,037,125         -            -           -     1,037,125
    --------------------------------------------------------------------------------------------------------------------------------
                                                                    3,684,625         -            -     (147,500)   3,537,125

    Weighted average exercise price                                 $    0.18    $    -    $       -    $    0.16    $    0.18
    ================================================================================================================================

     (i) Subsequent to the period end, 2,500,000 share purchase warrants expired unexercised.

     On August 27, 2002, the Company completed a $207,425 private placement of 1,037,125 units at a price of $0.20 per unit. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.22 until December 27, 2003. The share purchase warrants are subject to an accelerated expiry of 45 days if the closing price of the Company's shares, as traded on the TSX Venture Exchange over a ten consecutive day period, is greater than or equal to $0.33.

9.   RELATED PARTY BALANCES AND TRANSACTIONS
     ===========================================================================
                                              Three months ended      Year ended
    BALANCES RECEIVABLE (PAYABLE)                August 31, 2003    May 31, 2003
    ----------------------------------------------------------------------------
    Exploration advance balances payable to a
    related party
      Hunter Dickinson Inc. (a)                      $ (264,938)   $   (244,914)
    ============================================================================

    ============================================================================
                                             Three months ended       Year ended
    TRANSACTIONS                                August 31, 2003     May 31, 2003
    ----------------------------------------------------------------------------
    Services rendered and expenses reimbursed
      Hunter Dickinson Inc. (a)                       $  32,050     $    392,378
      Hunter Dickinson Group Inc. (b)                         -           19,375
      Euro-American Capital Corporation (c)               6,715           43,727
      Gordon J.Fretwell Law Corporation (d)                   -            7,026
    ============================================================================

(a) Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. Exploration advances to and from Hunter Dickinson Inc. have arisen, in the normal course, due to in-progress and near-term planned exploration work primarily on the Company's exploration properties. There are no specific terms of repayment.

(b) Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services at market rates to the Company.

(c) Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

(d) Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.

10.  SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

     There were no significant non-cash transactions during the period, nor for the year ended May 31, 2003.

11.  RECLAMATION DEPOSIT

     In May 2002, the Company deposited $70,000 in trust with Gordon J. Fretwell Law Corporation as a reclamation deposit related to the Haut Plateau Property (note 6(c)). On November 22, 2002, the Company terminated its option with Falconbridge on the Haut Plateau property. The reclamation deposit of $70,000 was returned to the Company during the current quarter.

12.  INCOME TAXES

     The significant component of the Company's future tax assets are as follows:

     ==============================================================================================================================
                                                                                        2003           2002            2001
     -----------------------------------------------------------------------------------------------------------------------------
     Net operating loss carry forwards ....................................       $ 1,000,000      $  938,200     $  832,000
     Cumulative exploration and development expenses.......................         1,345,700       1,226,300      1,326,600
     Other ................................................................            77,900         123,300        128,000
     ------------------------------------------------------------------------------------------------------------------- ----------
                                                                                    2,423,600       2,287,800      2,286,600
     Less: valuation allowance.............................................        (2,423,600)     (2,287,800)    (2,286,600)
     ------------------------------------------------------------------------------------------------------------------------------

     Net future tax assets.................................................       $         -      $        -     $        -
     ==============================================================================================================================

     The Company has available for deduction against future taxable income non-capital losses of approximately $2,785,000 (2002 - $2,369,000, 2001 -
     $1,955,000). These losses, if not utilized, will expire in various years ranging from 2004 to 2010. Subject to certain restrictions, the Company also has resource expenditures, net of flow-through financing renounced to shareholders, of approximately $3,600,000 available to reduce taxable income in future years.

13.  FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable, reclamation deposit, security deposit, accounts payable and accrued liabilities and due to related party. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

14.  COMMITMENT

     At August 31, 2003, the Company is committed to incur prior to December 31, 2003, on a best-efforts basis, approximately $197,000 in qualifying Canadian exploration expenditures pursuant to a flow-through private equity placement.